082-03116

GREAT QUEST
METALS LTD.

08005868

SEC
Mail Processing
Section

NOV 13 2008

Washington, DC
101

November 4, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 4, 2008. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
NOV 19 2008
THOMSON REUTERS

11/17

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

November 3, 2008

Great Quest is Granted the Right to Acquire a Majority Interest in the Tilemsi Phosphate Project in Mali

Introduction

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is very pleased to announce that in last week's meeting of the Cabinet of Ministers in the Malian Government, authorization was given to Mr. Ahmadou Abdoulaye Diallo, the Minister of the Economy, Industry and Commerce, to complete exclusive negotiations with Great Quest and its partners for the acquisition of the Tilemsi phosphate project. The Tilemsi project consists of three phosphate deposits, which aligned, from northwest to southeast, include the Tamaguilelt, Chanamaguel and Tin Hina. The Tamaguilelt is located 105 kilometres northeast of the town of Bouram which is on the east side of the Niger River, 95 km north of the regional centre of Gao. The project also includes a former producing plant in Bouram consisting of a pulverizer and 2 bagging devices along with ancillary equipment, a building housing the operation, 2 office buildings, sheds and storage buildings.

This important agricultural fertilizer project will transform our company into a producing entity supporting a key sector of the Malian economy. On completion of the agreements, Great Quest intends to finance the reactivation of the Tilemsi phosphate project and to carry out exploration in order to upgrade the present resource and the known deposits.

Phosphate Deposits

Most of the exploration to date has been concentrated on the Tamaguilelt deposit. Information has been found in reports by A. Allon (1959), Phosphates de Tilemsi; the German Office for Technical Cooperation (1977); B. Alabouvette and M. Pascal (1980) of the Bureau de Recherches et du Developpement Miniers of the French Government and several reports prepared under the direction of the Malian Ministry of Mines.

The reported historical resources of Tamaguilelt, first documented by A. Allon (1959) and confirmed by various studies, consist of 11,302,000 tonnes average of 27% of P_2O_5. The Tamaguilelt occurrence consists of a flat-topped hill of 2,200 by 4,000 metres with the phosphate bed outcropping around the entire hill. The depth to the phosphate layer from the top of the hill is approximately 15 metres. It is estimated that a total of about 100,000 tonnes has been mined from the early 1970's to 2000. The thickness of the phosphate layer ranges from 0.8 to 2.5 metres and averages 1.6 metres. The grade of P_2O_5 ranges from 18 to 34.1% but averages 27%. In addition there is much exploration potential for the discovery of additional phosphate resources in the area of the three deposits and to the west.

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During a June, 2008 visit to the project area, five samples were taken from pits over a distance of 185 metres along the western margin of the Tamaguilelt deposit by Hamadou Toure (Ph.D. Geo) and Niantie Bengaly, a staff geologist. The thickness of the zone ranged from 2.3 to 2.5 metres and the assays ranged from 28.6 to 29.6 P_2O_5. The results are from whole rock analyses by ALS Chemex.

As the mineral resource study predates NI 43-101, it must be declared that a qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

The Operation

The production of saleable Tilemsi phosphate requires a basic mining operation, the pulverizing and bagging of the material and shipment to the local market. Once mined, the phosphate ore is transported 105 km by truck to the Bouram plant. There it is pulverized and placed in 50 kilogram bags with no need for separation of phosphate. The bags of phosphate would then be transported to the large agricultural areas to the west and along the Niger River by barge and truck. The current plant is capable of producing 36,000 tonnes per year.

At the request of the Company, Robert Salmon of Merit Consultants International Inc., Vancouver, also visited the plant and mine site in June, 2008, to perform a preliminary technical review of the plant and equipment. In his report on the pulverizing and bagging plant Mr. Salmon states, "While there are a number of parts missing from the plant facilities and there are buildings that are in some disrepair, a lot of the basic processing components, including the main generator, are in good condition requiring some basic refurbishment, cleaning and lubrication." Mr. Salmon estimates that it would take about 8 months to get the operation running again. For the mining operation, major repairs are required for a backhoe and a D-8 caterpillar, and the Company must purchase 3 trucks for hauling the ore. Merit Consulting estimates that to get the entire operation back in running condition would require approximately $1,400,000.

Exploration

Coincident with preparation to advance the plant and mine to operational state, Great Quest will begin a drill program for phosphate. The initial goals of the Company on the Tilemsi project will be to increase the mineral resource at the Tamaguilelt Phosphate deposit and complete a NI 43-101 compliant report on the resource. Following the complete definition of the Tamaguilelt deposit, the Company will proceed to define the mineral resources on the Chanamaguel and Tin Hina occurrences. The sedimentary sequence dips gently to the west and must be tested by drilling in this direction to determine how far the phosphate layer extends and the extent of thickness and grade.

The Phosphate Market

The commercial fertilizer, to be initially produced from the plant, is referred to as the Natural Phosphate of Tilemsi (PNT). Although it is subject to local market conditions at the time, the price received for PNT is estimated to be close to $250 per tonne depending on several factors. The potential market for fertilizer in Mali ranges from 100,000 to 200,000 tonnes per year and is estimated by the Malian Department of Agriculture to be 180,000 tonnes per year. Currently, no fertilizer is being produced in Mali.

. . /3

Many studies on the use of PNT have been carried out by such international agencies as The International Centre for Agronomic Research for Development, The International Fertilizer Development Centre, etc. The general conclusions of the studies include the fact that PNT is the only fertilizer which meets international standards for the name "Direct Action Natural Phosphate." PNT is naturally effective in acid soil which makes up a large percentage of Malian soil. The effect of PNT is progressive. Although the increase in yield of crops with one application of PNT is less noticeable in the first year, the yield has been shown to double in years 2 through 4 after one application. Research will be carried out toward improving the increase in yield in the first year and the efficiency of application methods.

The Acquisition Terms

Great Quest is to be the operator on the project and is acquiring a greater than 70% interest in the project. Great Quest and its partner in the Tilemsi project, Mali Mining House SA, a Malian company, have been engaged for several months in discussions with the Government of Mali for the acquisition of this project, by taking over the assets of SEPT SA, a Malian company. A price of approximately $1,500,000 has been negotiated for the project to be paid by Great Quest. Great Quest is also required to pay Mali Mining House approximately $500,000 over 27 months and to issue 420,000 shares in the capital stock of Great Quest. Great Quest will be incorporating a new Malian company, with ownership reflecting the terms of the agreements, to hold the Tilemsi project.

The management of Great Quest recognizes that the acquisition of the project represents not only an opportunity to transform the Company into a mineral producing entity, but also an important responsibility to the agricultural industry in Mali. The production and use of PNT are viewed as an integral step towards significantly increasing crop yields in Mali. Project management plans and negotiations will now continue on an exclusive basis towards the establishment of this important new phosphate mine.

Carl Verley, the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

END

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM